

Inland Real Estate Corporation

Supplemental Financial Information

For the Three and Six months Ended
June 30, 2010

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and six months Ended June 30, 2010

TABLE OF CONTENTS

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, as may be updated or supplemented by our Form 10-Q filings. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com



News Release

Inland Real Estate Corporation (Investors/Analysts):   Inland Communications, Inc. (Media):
Dawn Benchelt, Investor Relations Director   Matthew Tramel, Media Relations Director
(630) 218-7364   (630) 218-8000 x4896
benchelt@inlandrealestate.com   tramel@inlandgroup.com


Inland Real Estate Corporation
Reports Second Quarter 2010 Results


OAK BROOK, IL (August 3, 2010) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three and six months ended June 30, 2010.

Key Points

- Funds from Operations ("FFO") per common share, adjusted for non-cash impairment charges and gains on extinguishment of debt in each period, was $0.22 for the quarter ended June 30, 2010, compared to $0.23 per share for the prior year quarter.

- FFO per common share was $0.07 for the quarter ended June 30, 2010, compared to $0.25 per share for the second quarter of 2009.

- Strong leasing activity recorded for the quarter, with 110 leases executed for rental of 487,208 square feet in the total portfolio, representing increases of 48.6 percent in transaction volume and 14.6 percent in square feet leased over second quarter 2009.

- Company strengthened balance sheet with renewal of $150 million line of credit facility and $150 million term loan for three-year terms. Year to date, Company has addressed $420 million of unsecured and secured debt maturities, closed $20.5 million in new mortgage loans and received term sheets for remaining 2010 secured maturities.

- Established growth vehicle joint venture with Dutch pension fund administrator PGGM to acquire up to $270 million of grocery-anchored and community retail centers in Midwest markets and completed first acquisition of premier Chicago retail center for JV.

Reconciliations of FFO and adjusted FFO to net income (loss) available to common stockholders, as well as FFO per share and FFO, adjusted per share to net income (loss) available to common stockholders per share, are provided at the end of this press release.

Financial Results for the Quarter
For the quarter ended June 30, 2010, FFO was $6.1 million, compared to $20.0 million for the quarter ended June 30, 2009. On a per share basis, FFO was $0.07 (basic and diluted) for the quarter, compared to $0.25 for the second quarter of 2009.

For the quarter ended June 30, 2010, the Company recorded aggregate non-cash impairment charges of $12.5 million related to five unconsolidated development joint venture projects, Tuscany Village, Shops at Lakemoor and North Aurora Towne Centre Phases I, II and III, to reflect the investments at fair value. By comparison, for the second quarter of 2009, the Company recorded a gain on extinguishment of debt of $2.4 million related to the repurchase of convertible senior notes at a discount to face value, which was partially offset by a non-cash charge of $0.8 million to record the other than temporary decline in value of certain investment securities.

FFO, adjusted for non cash impairment charges, net of taxes (if applicable) and gains on extinguishment of debt in each period, was $18.7 million for the quarter ended June 30, 2010, compared to $18.3 million for the quarter ended June 30, 2009. On a per share basis, FFO adjusted for those items was $0.22 (basic and diluted) for the quarter, compared to $0.23 for the second quarter of 2009. The Company adjusts FFO for the impact of non-cash impairment charges net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

The increase in FFO, adjusted, from the second quarter of 2009 was primarily due to lower interest expense and an increase in gains from sales of interests in the Bank of America properties through the joint venture with Inland Real Estate Exchange Corporation (IREX). The decrease in FFO, adjusted, per share was due to an increase in weighted average shares outstanding related to the May 2009 and At the Market (ATM) equity offerings.

Net loss available to common stockholders for the second quarter of 2010 was $6.9 million, compared to net income of $4.1 million for the quarter ended June 30, 2009. On a per share basis, net loss available to common stockholders was $0.08 (basic and diluted) for the quarter, compared to net income of $0.05 for the second quarter of 2009. The decrease in net income from the prior year quarter was primarily due to the aforementioned aggregate non-cash charges of $12.5 million recorded during the quarter, versus smaller non-cash charges of $0.8 million (related to impairment of investment securities) and a gain on the extinguishment of debt of $2.4 million that were recorded in the second quarter of 2009. The decline in net income from the prior year quarter was partially offset by lower interest expense, a decrease in depreciation and amortization expense and increased gains on sales of joint venture interests.

Financial Results for Six Months Ended June 30, 2010
For the six months ended June 30, 2010, FFO was $17.2 million, compared to $40.7 million for the same period of 2009. On a per share basis, FFO for the six-month period was $0.20 (basic and diluted), compared to $0.56 for the six months ended June 30, 2009.

For the six months ended June 30, 2010, the Company recorded aggregate non-cash impairment charges, net of taxes, of $20.6 million related to unconsolidated development joint venture projects to reflect the investments at fair value. By comparison, for the same six-month period of 2009, the Company recorded a gain on extinguishment of debt of $6.0 million related to the repurchase of its convertible senior notes at a discount to face value, which was partially offset by non-cash charges of $2.5 million to record the decline in value of certain investment securities and non-cash charges of $1.8 million related to certain properties that were sold at prices below carrying value.

FFO, adjusted for non-cash impairment charges net of taxes and gains on extinguishment of debt, was $37.8 million for the six months ended June 30, 2010, compared to $38.9 million for the same six-month period of 2009. On a per share basis, FFO adjusted for those items was $0.44 per share (basic and diluted), compared to $0.54 per share for the same period in 2009. The decrease in FFO, adjusted, for the six-month period was due primarily to a decrease in rental and lease termination income as well as an increase in real estate tax expense, partially offset by lower interest expense and an increase in "other income" related to gains on sales of investment securities and assumption of property at Orland Park Outlots. Additionally, the decrease in FFO, adjusted, per share was due to an increase in weighted average shares outstanding related to the aforementioned equity offerings.

Net loss available to common stockholders for the six months ended June 30, 2010 was $9.7 million, compared to net income of $10.8 million for the same period of 2009. On a per share basis, net loss available to common stockholders was $0.11 (basic and diluted) for the six-month period, compared to net income of $0.15 for the same period of 2009. In addition to the items that negatively impacted FFO, adjusted, for the six-month period, net income decreased due to an increase of $16.2 million in non-cash impairment charges and no gains on extinguishment of debt and smaller gains on the sale of investment properties recorded during the first half of 2010, versus aggregate gains of $8.4 million for those items in the prior year period. The decline in net income was partially offset by lower interest expense, a decrease in depreciation and amortization expense and an increase in other income.

"We have made material progress at this mid-year point on the goals that we set for 2010," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "Chief among our objectives is strengthening the balance sheet and increasing portfolio value through asset repositioning and the restoration of occupancy. Toward that end, we have addressed $420 million of debt maturities year-to-date, including the renewal of credit facilities totaling $300 million. With regard to portfolio performance, leasing velocity is strong as demonstrated by an increase of more than 14 percent in square feet leased this quarter over one year ago. In addition, leased occupancy for the consolidated portfolio increased by 70 basis points over last quarter."

Zalatoris continued, "Despite its challenges, the current environment has also yielded opportunities. This quarter we established a joint venture with PGGM, a leading Dutch pension fund administrator and asset manager. Through this joint venture we expect to acquire up to $270 million of necessity-based retail centers in Midwest markets. In June we acquired The Point at Clark, a value-anchored shopping center in Chicago, which we plan to contribute to the PGGM joint venture."

Portfolio Performance
The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and six-month periods during each year. A total of 122 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. A reconciliation of same store net operating income to net income (loss) available to common stockholders is provided in the supplemental information.

For the quarter, same store net operating income (NOI), a supplemental non-GAAP measure used to measure the performance of the Company's investment properties, was $25.7 million, a decrease of 6.0 percent compared to $27.4 million in the second quarter of 2009. For the six months ended June 30, 2010, same store net operating income was $50.9 million, a decrease of 10.0 percent compared to $56.6 million for the prior year period. Same store NOI declined from prior periods primarily due to lower average same store financial occupancy, longer abatement periods on new leases and increased real estate tax expense.

As of June 30, 2010, financial occupancy for the Company's same store portfolio was 90.4 percent, compared to 88.8 percent as of March 31, 2010, and 88.8 percent as of June 30, 2009.

Guidance:
The Company currently anticipates a same store net operating income decrease of 6 percent to 8 percent, compared to previously anticipated same store net operating income remaining flat to a decrease of 3.0 percent. Due to its revised expectations for annual same store net operating income, the Company has reduced the range of its previous guidance for FFO, adjusted per common share (basic and diluted) for fiscal year 2010. FFO, adjusted per common share for 2010 is now expected to be $0.80 to $0.87 compared to prior guidance of FFO per common share of $0.83 to $0.90.

Leasing
For the quarter ended June 30, 2010, the Company executed 110 leases for the total portfolio aggregating 487,208 square feet of gross leasable area (GLA). This included 79 renewal leases comprising 352,225 square feet of GLA with an average rental rate of $14.27 per square foot and representing an increase of 4.6 percent over the average expiring rate. Ten new leases and 21 non-comparable leases aggregating 134,983 square of GLA were signed during the quarter. New leases had an average rental rate of $14.04 per square foot, representing a decrease of 17.3 percent from the average expiring rental rate; the non-comparable leases were signed with an average rental rate of $14.11 per square foot. Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more. On a blended basis, the 89 new and renewal leases signed during the quarter had an average rental rate of $14.25 per square foot, representing an increase of 1.6 percent over the average expiring rate.

Leased occupancy for the total portfolio was 92.4 percent as of June 30, 2010, compared to 92.2 percent as of March 31, 2010, and 92.9 percent as of June 30, 2009. Financial occupancy for the total portfolio was 90.9 percent as of June 30, 2010, compared to 90.2 percent as of March 31, 2010, and 91.9 percent as of June 30, 2009.

EBITDA, Balance Sheet, Liquidity and Market Value
Earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for gains on extinguishment of debt and non-cash impairment charges was $29.3 million for the quarter, compared to $29.9 million for the second quarter of 2009. For the six months ended June 30, 2010, EBITDA as adjusted for these items was $59.1 million, compared to $63.9 million for the prior year period. A definition and reconciliation of EBITDA and adjusted EBITDA to income (loss) from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense, as adjusted, was 3.0 times for the quarter ended June 30, 2010, compared to 2.8 times for the prior quarter and 2.6 times for the second quarter of 2009. The Company has provided EBITDA and related non-GAAP coverage ratios because the Company believes such disclosure provides a supplemental measure in evaluating our operating performance because it excludes expenses that we believe may not be indicative of our operating performance.

The Company continued to strengthen its financial position during the quarter by renewing for a three-year term its $300 million unsecured credit facilities, comprised of a $150 million line of credit facility and a $150 million term loan facility. The facilities replace the Company's previous $140 million term loan set to mature in September of 2010 and the $155 million line of credit facility due to mature in April of 2011.

With regard to secured debt, during the quarter the Company closed one secured financing of $20.5 million on previously unencumbered properties. Proceeds from that financing, as well as draws on the line of credit and cash on hand, were utilized to repay six consolidated mortgage loans totaling $50.1 million dollars that were scheduled to mature in the second quarter. Subsequent to the close of the quarter, the Company addressed $37.0 million of debt maturing in 2010 by refinancing five of the properties, paying off two and substituting two properties with one new $31.6 million two year loan. To date this year, the Company has addressed $125 million of the $160 million of secured debt, or 78 percent, that was scheduled to mature in 2010. The Company has received term sheets for the remaining $35.5 million of mortgage debt maturing this year.

As of June 30, 2010, the Company had $110.0 million outstanding on its unsecured line of credit facility. Of note, the balance outstanding on the line of credit facility at quarter end included draws to fund the Company's acquisition in June of The Point at Clark retail center in Chicago. The Company anticipates repaying advances made to acquire the property with proceeds from financing secured by the asset and equity contributions from its joint venture partner, PGGM.

As of June 30, 2010, the Company had an equity market capitalization of $677.4 million and total debt outstanding of $922.2 million (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $1.6 billion and a debt-to-total market capitalization of 57.7 percent. Including the convertible notes, 58.3 percent of consolidated debt bears interest at fixed rates. As of June 30, 2010, the weighted average interest rate on this debt was 4.99 percent.

Acquisitions
During the quarter the Company acquired for $28.8 million The Point at Clark, a multi-level retail center with 95,455 square feet of retail space, plus on-premises parking for 175 cars, in Chicago, IL. The Company intends to contribute the property to its new joint venture with PGGM.

Joint Venture Activity
The Company announced during the quarter the formation of a new joint venture with PGGM, a leading Dutch pension fund administrator and asset manager, in order to acquire up to $270 million of grocery-anchored and community retail centers in Midwest markets. In July PGGM contributed $20 million of equity and the Company contributed consolidated retail properties with an approximate gross equity value of $45 million to the joint venture. The Company's contributed properties include Shannon Square Shoppes and Cub Foods in Arden, MN; the Mallard Crossing retail center in Elk Grove Village, IL; and the Woodland Commons retail center in Buffalo Grove, IL. After the initial contributions, the agreement provides that PGGM will contribute additional equity of $50 million towards contributed properties and $60 million to new acquisitions and the Company will contribute additional assets from the consolidated portfolio, as new acquisitions are identified. The joint venture plans to acquire additional assets using leverage consistent with the Company's existing business plan during the two-year investment period to achieve its investment objectives. The Company holds a 55 percent ownership interest in the venture and will earn fees for asset management, property management, leasing and other services provided to the venture.

In July, the Company assumed full ownership of Algonquin Commons, a property previously held through its joint venture with NYSTRS.

The Company regularly reviews its investments in unconsolidated entities. When circumstances indicate that there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by estimating its ability to recover the investment from future expected cash flows. If the loss in value is determined to be other than temporary, the Company recognizes an impairment charge to reflect the investment at fair value. Accordingly, in the second quarter the Company recorded aggregate non-cash impairment charges of $12.5 million related to five unconsolidated development joint venture projects to reflect the investments at fair value. These included Tuscany Village in Florida ($1.3 million), the Shops at Lakemoor ($3.2 million), and North Aurora Towne Centre Phases I ($3.9 million), II ($1.5 million) and III ($2.6 million) located in the Chicago area.

Dividends
In May, June and July 2010, the Company paid monthly cash dividends to stockholders of $0.0475 per common share. The Company also declared a cash distribution of $0.0475 per common share, payable on August 17, 2010 to common shareholders of record at the close of business on August 2, 2010. The Company expects to continue to pay monthly cash dividends at the existing rate during 2010. The senior management team and Board of Directors will continue to periodically review the dividend policy as they evaluate liquidity needs and monitor the impact of market conditions on operating fundamentals.

Conference Call/Webcast
Management will host a conference call to discuss the Company's financial and operational results on Tuesday, August 3, 2010 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer, Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-877-317-6789 (toll free) for callers within the United States, 1-866-605-3852 (toll free) for callers dialing from Canada, or 1-412-317-6789 for other international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay one hour after the end of the live event through 8:00 a.m. CT (9:00 a.m. ET) on August 18, 2010. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 442498#. An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 141 open-air neighborhood, community, power, and lifestyle shopping centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three and six months ended June 30, 2010, is available at www.inlandrealestate.com.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, as may be updated or supplemented by our Form 10-Q filings. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
June 30, 2010 and December 31, 2009
(In thousands except per share data)

		June 30, 2010 (unaudited)	December 31, 2009
Assets:			
Investment properties:			
Land	$	339,533	333,433
Construction in progress		319	322
Building and improvements		948,652	921,461
		1,288,504	1,255,216
Less accumulated depreciation		325,523	308,785
Net investment properties		962,981	946,431
Cash and cash equivalents		5,620	6,719
Investment in securities		9,565	11,045
Accounts receivable, net		41,993	42,545
Investment in and advances to unconsolidated joint ventures		91,525	125,189
Acquired lease intangibles, net		17,295	14,438
Deferred costs, net		13,189	8,147
Other assets		12,123	10,914
Total assets	$	1,154,291	1,165,428
Liabilities:			
Accounts payable and accrued expenses	$	34,306	29,461
Acquired below market lease intangibles, net		2,785	2,319
Distributions payable		4,063	4,017
Mortgages payable		316,759	384,468
Unsecured credit facilities		260,000	185,000
Convertible notes		124,490	123,789
Other liabilities		13,584	11,183
Total liabilities		755,987	740,237
Commitments and contingencies			
Stockholders' Equity:			
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at June 30, 2010 and December 31, 2009, respectively		-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 85,525 and 84,560 Shares issued and outstanding at June 30, 2010 and December 31, 2009, respectively		855	846
Additional paid-in capital (net of offering costs of $64,745 and $64,472 at June 30, 2010 and December 31, 2009, respectively)		757,188	749,156
Accumulated distributions in excess of net income		(364,239)	(330,214)
Accumulated other comprehensive income		3,021	3,710
Total stockholders' equity		396,825	423,498
Noncontrolling interest		1,479	1,693
Total equity		398,304	425,191
Total liabilities and stockholders' equity	$	1,154,291	1,165,428

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three and six months ended June 30, 2010 and 2009 (unaudited)
(In thousands except per share data)

		Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Revenues:					
Rental income	$	29,208	30,021	57,920	60,690
Tenant recoveries		9,598	8,896	22,457	22,580
Other property income		588	659	968	1,861
Fee income from unconsolidated joint ventures		876	694	1,507	1,836
Total revenues		40,270	40,270	82,852	86,967
Expenses:					
Property operating expenses		6,178	6,536	16,430	15,560
Real estate tax expense		8,673	7,774	17,213	15,872
Depreciation and amortization		10,346	11,351	20,593	23,828
Provision for asset impairment		12,540	-	17,991	1,824
General and administrative expenses		3,597	3,171	6,827	6,450
Total expenses		41,334	28,832	79,054	63,534
Operating income (loss)		(1,064)	11,438	3,798	23,433
Other income		968	381	3,438	718
Gain on sale of investment properties		-	-	-	341
Gain on sale of joint venture interest		1,536	433	2,010	1,366
Gain on extinguishment of debt		-	2,443	-	6,049
Impairment of investment securities		-	(823)	-	(2,504)
Interest expense		(7,145)	(8,674)	(15,080)	(18,501)
Income (loss) before income tax benefit (expense) of taxable REIT subsidiary, equity in loss of unconsolidated joint ventures, discontinued operations and income attributable to noncontrolling interest		(5,705)	5,198	(5,834)	10,902
Income tax benefit (expense) of taxable REIT subsidiary		(655)	55	(621)	(402)
Equity in loss on unconsolidated joint ventures		(1,023)	(1,536)	(3,599)	(2,106)
Income (loss) from continuing operations		(7,383)	3,717	(10,054)	8,394
Income from discontinued operations		536	448	548	2,541
Net income (loss)		(6,847)	4,165	(9,506)	10,935
Less: Net income attributable to the noncontrolling interest		(89)	(78)	(162)	(175)
Net income (loss) available to common stockholders		(6,936)	4,087	(9,668)	10,760
Other comprehensive income (expense):					
Unrealized gain (loss) on investment securities		(185)	3,092	793	885
Reversal of unrealized (gain) loss to realized (gain) loss on investment securities		(713)	823	(1,543)	2,504
Unrealized gain on derivative instruments		-	88	61	210
Comprehensive income	$	(7,834)	8,090	(10,357)	14,359
Basic and diluted earnings available to common shares per weighted average common share:					
Income (loss) from continuing operations	$	(0.09)	0.05	(0.12)	0.12
Income from discontinued operation		0.01	-	0.01	0.03
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$	(0.08)	0.05	(0.11)	0.15
Weighted average number of common shares outstanding – basic		85,419	78,427	85,383	72,536
Weighted average number of common shares outstanding – diluted		85,500	78,481	85,463	72,590

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO and adjusted FFO for the periods presented, reconciled to net income (loss) available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges, net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Net income (loss) available to common stockholders	$ (6,936)	4,087	(9,668)	10,760
Gain on sale of investment properties	(521)	(8)	(521)	(2,349)
Equity in depreciation and amortization of unconsolidated joint ventures	3,339	4,602	6,939	8,507
Amortization on in-place lease intangibles	568	989	1,134	1,665
Amortization on leasing commissions	252	299	526	828
Depreciation, net of noncontrolling interest	9,438	9,991	18,758	21,247
Funds From Operation	6,140	19,960	17,168	40,658
Gain on extinguishment of debt	-	(2,443)	-	(6,049)
Impairment loss, net of taxes:				
Provision for asset impairment	12,540	-	17,991	1,824
Impairment of investment securities	-	823	-	2,504
Provision for asset impairment included in equity in loss of unconsolidated joint ventures	-	-	2,498	-
Provision for income taxes:				
Tax expense related to current impairment charges, net of valuation allowance	-	-	147	-
Funds From Operations, adjusted	$ 18,680	18,340	37,804	38,937
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$ (0.08)	0.05	(0.11)	0.15
Funds From Operations, per common share – basic and diluted	$ 0.07	0.25	0.20	0.56
Funds From Operations, adjusted per common share – basic and diluted	$ 0.22	0.23	0.44	0.54
Weighted average number of common shares outstanding, basic	85,419	78,427	85,383	72,536
Weighted average number of common shares outstanding, diluted	85,500	78,481	85,463	72,590

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Income (loss) from continuing operations	$ (7,383)	3,717	(10,054)	8,394
Gain on sale of property	-	-	-	(341)
Net income attributable to noncontrolling interest	(89)	(78)	(162)	(175)
Income from discontinued operations, excluding gains	15	440	27	533
Income tax (benefit) expense of taxable REIT subsidiary	655	(55)	621	402
Interest expense	7,145	8,674	15,080	18,501
Interest expense associated with discontinued operations	-	6	4	12
Interest expense associated with unconsolidated joint ventures	2,678	2,837	5,584	5,864
Depreciation and amortization	10,346	11,351	20,593	23,828
Depreciation and amortization associated with discontinued operations	4	19	8	91
Depreciation and amortization associated with unconsolidated joint ventures	3,339	4,602	6,939	8,507
EBITDA	$ 16,710	31,513	38,640	65,616
Gain on extinguishment of debt	-	(2,443)	-	(6,049)
Impairment of investment securities	-	823	-	2,504
Provision for asset impairment	12,540	-	17,991	1,824
Provision for asset impairment included in equity in loss of unconsolidated joint ventures	-	-	2,498	-
EBITDA, adjusted	29,250	29,893	59,129	63,895
Total Interest Expense	$ 9,823	11,517	20,668	24,377
EBITDA: Interest Expense Coverage Ratio	1.7 x	2.7 x	1.9 x	2.7 x
EBITDA: Interest Expense Coverage Ratio, adjusted	3.0 x	2.6 x	2.9 x	2.6 x

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010 and 2009
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Total revenues	$	40,270	40,270	82,852	86,967
Net income (loss) available to common stockholders (1)	$	(6,936)	4,087	(9,668)	10,760
Gain on sale of investment properties		(521)	(8)	(521)	(2,349)
Equity in depreciation and amortization of unconsolidated joint ventures		3,339	4,602	6,939	8,507
Amortization on in-place leases intangibles		568	989	1,134	1,665
Amortization on leasing commissions		252	299	526	828
Depreciation, net of noncontrolling interest		9,438	9,991	18,758	21,247
Funds From Operations		6,140	19,960	17,168	40,658
Gain on extinguishment of debt		-	(2,443)	-	(6,049)
Impairment loss, net of taxes:					
Provision for asset impairment		12,540	-	17,991	1,824
Impairment of investment securities		-	823	-	2,504
Provision for asset impairment included in equity in loss of unconsolidated joint venture		-	-	2,498	-
Provision of income taxes:					
Tax expense related to current impairment charges, net of valuation allowance		-	-	147	-
Funds From Operations, adjusted	$	18,680	18,340	37,804	38,937
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$	(0.08)	0.05	(0.11)	0.15
Funds From Operations per weighted average common share – basic and diluted	$	0.07	0.25	0.20	0.56
Funds From Operations, adjusted per common share – basic	$	0.22	0.23	0.44	0.54
Distributions Declared	$	12,184	13,472	24,357	29,815
Distributions Per Common Share	$	0.14	0.17	0.29	0.41
Distributions / Funds From Operations Payout Ratio, adjusted		65.2%	73.5%	64.4%	76.6%
Weighted Average Commons Shares Outstanding, Diluted		85,500	78,481	85,463	72,590

		As of June 30, 2010	As of June 30, 2009
Total Assets	$	1,154,291	1,194,318

General and Administrative Expenses		Three months ended June 30,2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
General and Administrative Expenses (G&A)	$	3,597	3,171	6,827	6,450
G&A Expenses as a Percentage of Total Revenue		8.9%	7.9%	8.2%	7.4%
Annualized G&A Expenses as a Percentage of Total Assets		1.25%	1.06%	1.18%	1.08%

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010 and 2009
(In thousands except per share and square footage data)

Net Operating Income (1)		Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Net Operating Income (NOI) (Cash basis)	$	25,779	27,370	50,990	56,703
Same Store Net Operating Income (Cash basis)	$	25,726	27,373	50,937	56,587
Same Store NOI Percentage Change Over Prior Year Period		-6.0%		-10.0%	

Consolidated Occupancy	As of June 30, 2010	As of March 31, 2010	As of June 30, 2009
Leased Occupancy (2)	91.8%	91.1%	92.4%
Financial Occupancy (3)	90.3%	88.8%	91.2%
Same Store Financial Occupancy	90.4%	88.8%	88.8%

Unconsolidated Occupancy	As of June 30, 2010	As of March 31, 2010	As of June 30, 2009
Leased Occupancy (2)	94.1%	95.2%	94.5%
Financial Occupancy (3)	92.6%	94.2%	94.0%

Total Occupancy	As of June 30, 2010	As of March 31, 2010	As of June 30, 2009
Leased Occupancy (2)	92.4%	92.2%	92.9%
Financial Occupancy (3)	90.9%	90.2%	91.9%

Capitalization		As of June 30, 2010	As of June 30, 2009
Total Shares Outstanding	$	85,525	84,261
Closing Price Per Share		7.92	7.00
Equity Market Capitalization		677,358	589,827
Total Debt (4)		922,200	973,872
Total Market Capitalization	$	1,599,558	1,563,699
Debt to Total Market Capitalization		57.7%	62.3%

(1) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses. A reconciliation of same store net operating income to net income (loss) available to common stockholders is provided on page 24 of this supplemental financial information.

(2) Leased occupancy is defined as the percentage of total gross leasable area for which there is a singed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(3) Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

(4) Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010 and 2009
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO and adjusted FFO for the periods presented, reconciled to net income (loss) available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges, net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

		Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Net income (loss) available to common stockholders	$	(6,936)	4,087	(9,668)	10,760
Gain on sale of investment properties		(521)	(8)	(521)	(2,349)
Equity in depreciation and amortization of unconsolidated joint ventures		3,339	4,602	6,939	8,507
Amortization on in-place lease intangibles		568	989	1,134	1,665
Amortization on leasing commissions		252	299	526	828
Depreciation, net of noncontrolling interest		9,438	9,991	18,758	21,247
Funds From Operation		6,140	19,960	17,168	40,658
Gain on extinguishment of debt		-	(2,443)	-	(6,049)
Impairment loss, net of taxes:					
Provision for asset impairment		12,540	-	17,991	1,824
Impairment of investment securities		-	823	-	2,504
Provision for asset impairment included in equity in loss of unconsolidated joint ventures		-	-	2,498	-
Provision for income taxes:					
Tax expense related to current impairment charges, net of valuation allowance		-	-	147	-
Funds From Operations, adjusted	$	18,680	18,340	37,804	38,937
Net income (loss) available to common stockholders per weighted average common share – basic and diluted	$	(0.08)	0.05	(0.11)	0.15
Funds From Operations, per common share – basic and diluted	$	0.07	0.25	0.20	0.56
Funds From Operations, adjusted per common share – basic and diluted	$	0.22	0.23	0.44	0.54
Weighted average number of common shares outstanding, basic		85,419	78,427	85,383	72,536
Weighted average number of common shares outstanding, diluted		85,500	78,481	85,463	72,590

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010 and 2009
(In thousands except per share and square footage data)

		Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Additional Information					
Straight-line rents	$	422	(272)	472	(440)
Amortization of above and below market rents		(23)	19	(46)	42
Amortization of deferred financing fees		(16)	740	722	1,512
Stock based compensation expense		78	87	156	182
Capital Expenditures					
Maintenance / non-revenue generating cap ex					
Building / Site improvements	$	2,348	1,212	2,849	1,293
Non-maintenance / revenue generating cap ex					
Tenant improvements		4,097	2,246	6,864	4,644
Leasing commissions		599	283	1,377	612

(In thousands except per share and square footage data)

Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at June 30, 2010:

Fixed rate debt

Servicer	Property Name	Interest Rate at June 30, 2010	Maturity Date	Balance at June 30, 2010	Percent of Total Debt
Bank of America	CarMax – Tinley Park	5.52%	06/2010	$ 9,450	1.35%
Bank of America	Food 4 Less	5.52%	06/2010	4,100	0.58%
Bank of America	Northgate Center	5.01%	10/2010	6,185	0.88%
Key Bank	Shakopee Valley Marketplace	5.00%	10/2010	7,500	1.07%
Wells Fargo	Rite-Aid	5.01%	10/2010	1,700	0.24%
MetLife Insurance Company	Crystal Point	4.71%	12/2010	20,100	2.86%
Wachovia Securities	Caton Crossing	4.88%	01/2011	7,425	1.06%
Wachovia Securities	Mankato Heights	4.88%	01/2011	8,910	1.27%
Wachovia Securities	Rochester Marketplace	4.88%	01/2011	5,885	0.84%
Wachovia Securities	Village Ten Center	4.88%	01/2011	8,500	1.21%
Bank of America	Springboro Plaza	4.11%	06/2011	5,510	0.78%
Wells Fargo	Baytowne Square & Shoppes	4.11%	06/2011	8,720	1.24%
Wells Fargo	CarMax – Schaumburg	4.11%	06/2011	11,730	1.67%
Wells Fargo	Grand Traverse Crossings	4.11%	06/2011	1,688	0.24%
Wells Fargo	Hammond Mills	4.11%	06/2011	882	0.13%
Wells Fargo	Plymouth Collection	4.11%	06/2011	5,180	0.74%
Wells Fargo	Riverplace Center	4.11%	06/2011	3,290	0.47%
Wells Fargo	Staples	4.11%	06/2011	1,730	0.25%
Capmark Finance	University Crossings	5.02%	08/2011	8,800	1.25%
Capmark Finance	Hickory Creek Marketplace	4.88%	11/2011	5,750	0.82%
Capmark Finance	Maple Park Place	4.88%	11/2011	12,500	1.78%
Capmark Finance	Westriver Crossing	4.88%	11/2011	3,500	0.50%
Cohen Financial	Maple Grove Retail	5.19%	08/2012	4,050	0.58%
Cohen Financial	Park Place Plaza	5.19%	08/2012	6,500	0.93%
Cohen Financial	Quarry Retail	5.19%	08/2012	15,800	2.25%
Cohen Financial	Riverdale Commons	5.19%	08/2012	9,850	1.40%
Cohen Financial	Downers Grove Market	5.27%	11/2012	12,500	1.78%
Cohen Financial	Stuart's Crossing	5.27%	12/2012	7,000	1.00%
Principal Life Insurance	Big Lake Town Square	5.05%	01/2014	6,250	0.89%
Principal Life Insurance	Park Square	5.05%	01/2014	10,000	1.42%
Principal Real Estate	Iroquois Center	5.05%	04/2014	8,750	1.25%
Midland Loan Services (1)	Shoppes at Grayhawk	5.17%	04/2014	17,176	2.45%
Prudential Asset Resource (1)	Orland Park Place Outlots	5.83%	12/2014	5,552	0.79%
TCF Bank (1)	Grand/Hunt Center Outlot	6.50%	04/2015	1,548	0.22%
TCF Bank (1)	Dominick's – Schaumburg	6.50%	04/2015	6,954	0.99%
TCF Bank (1)	Dominick's – Countryside	6.50%	04/2015	1,519	0.22%
TCF Bank (1)	Cub Foods - Buffalo Grove	6.50%	04/2015	3,962	0.56%
TCF Bank (1)	PetSmart	6.50%	04/2015	2,213	0.32%
TCF Bank (1)	Roundy's - Waupaca	6.50%	04/2015	4,322	0.62%
John Hancock Life Insurance (1)	Four Flaggs & Four Flaggs Annex	7.65%	01/2018	11,404	1.63%
Total/Weighted Average Fixed Rate Secured		5.15%		284,385	40.53%
Convertible Notes (2)		4.63%	11/2011	125,000	17.81%
Total/Weighted Average Fixed Rate		4.99%		$ 409,385	58.34%

(In thousands except per share and square footage data)

Consolidated Debt Schedule (continued)

Variable rate debt

Servicer	Property Name	Interest Rate at June 30, 2010	Maturity Date		Balance at June 30, 2010	Percent of Total Debt
Bank of America	Cub Foods – Indianapolis	1.75%	06/2010	$	2,255	0.32%
Bank of America	The Shops of Plymouth Town Center	1.75%	06/2010		2,732	0.39%
Bank of America	Bally's Total Fitness	1.75%	07/2010		3,145	0.45%
Bank of America	Burnsville Crossing	1.75%	07/2010		2,858	0.41%
Bank of America	Byerly's Burnsville	1.75%	07/2010		2,916	0.42%
Bank of America	Shingle Creek	1.75%	07/2010		1,735	0.25%
Bank of America	Bohl Farm Marketplace	1.25%	12/2010		7,833	1.12%
Metropolitan Capital Bank	Corporate	6.00%	10/2012		2,700	0.38%
Bank of America	Skokie Fashion Square	0.68%	12/2014		6,200	0.88%
Total/Weighted Average Variable Rate Secured		1.78%			32,374	4.62%
Term Loan		4.50%	06/2013		150,000	21.37%
Line of Credit Facility		4.64%	06/2013		110,000	15.67%
Total/Weighted Average Variable Rate		4.25%			292,374	41.66%
Total/Weighted Average Debt		4.68%		$	701,759	100.00%

(1) These loans require payments of principal and interest monthly, all other loans listed are interest only.
(2) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $510.

(In thousands except per share and square footage data)

Summary of Consolidated Debt

Schedule of Maturities by Year:		Scheduled Principal Payments	Mortgage Loan Maturities	Unsecured Maturities (1)	Total	Total Weighted Average Rate (2)	Percent of Total Debt
2010	$	443	72,509	-	72,952	4.81%	10.40%
2011 (3)		911	100,000	125,000	225,911	5.07%	32.19%
2012		963	58,400	-	59,363	5.40%	8.46%
2013		1,032	-	260,000	261,032	5.50%	37.20%
2014		768	52,013	-	52,781	5.50%	7.52%
2015		370	19,270	-	19,640	2.73%	2.80%
2016		306	-	-	306	-	0.04%
2017		302	-	-	302	-	0.04%
2018		-	9,472	-	9,472	7.65%	1.35%
Total	$	5,095	311,664	385,000	701,759	4.68%	100.00%

Total Debt Outstanding		**June 30, 2010**
Mortgage loans payable:		
Fixed rate secured loans	$	284,385
Variable rate secured loans		32,374
Unsecured fixed rate convertible notes (3)		125,000
Unsecured line of credit facility and term loan		260,000
Total	$	701,759

Percentage of Total Debt:	**June 30, 2010**
Fixed rate loans	58.34%
Variable rate loans	41.66%

Current Average Interest Rates (2):	**June 30, 2010**
Fixed rate loans	4.99%
Variable rate loans	4.25%
Total weighted average interest rate	4.68%

(1) Includes unsecured convertible notes, line of credit facility and term loan.
(2) Interest rates are as of June 30, 2010 and exclude the impact of deferred loan fee amortization.
(3) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $510. The convertible notes, which mature in 2026, are included in the 2011 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.

(In thousands except per share and square footage data)

Significant Retail Tenants (Consolidated) (1)

Tenant Name	Number of Stores	Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (2)	11	$ 6,837	5.91%	693,129	6.60%
Dominick's Finer Foods	7	5,501	4.75%	464,560	4.43%
Carmax	2	4,021	3.47%	187,851	1.79%
Roundy's	6	3,898	3.37%	377,635	3.60%
TJX Companies, Inc. (3)	10	3,191	2.76%	333,865	3.18%
PetSmart	9	2,867	2.48%	216,624	2.06%
Kroger	5	2,679	2.31%	307,000	2.92%
Best Buy	4	2,462	2.13%	183,757	1.75%
The Sports Authority	3	1,851	1.60%	134,869	1.28%
OfficeMax	5	1,523	1.32%	130,636	1.24%
Michael’s	7	1,500	1.30%	158,305	1.51%
Kohl’s	2	1,468	1.27%	169,584	1.62%
Staples	5	1,461	1.26%	112,728	1.07%
Barnes & Noble	3	1,315	1.14%	67,988	0.65%
Office Depot	6	1,292	1.12%	142,084	1.35%
Dollar Tree	13	1,252	1.08%	136,727	1.30%
Home Depot	1	1,243	1.07%	113,000	1.08%
Bally’s Total Fitness	2	1,161	1.00%	88,803	0.85%
Total		$ 45,522	39.34%	4,019,145	38.28%

Significant Retail Tenants (Unconsolidated) (1) (4)

Tenant Name	Number of Stores	Annual Base Rent (4)	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (2)	5	$ 3,978	11.30%	335,821	8.92%
TJX Companies, Inc. (3)	5	1,646	4.68%	153,715	4.08%
Dick's	2	1,553	4.41%	165,000	4.38%
Regal Cinemas	1	1,210	3.44%	73,000	1.94%
Hobby Lobby	1	1,015	2.88%	56,390	1.50%
REI (Recreational Equipment Inc)	1	971	2.76%	25,550	0.68%
The Gap	4	921	2.62%	67,965	1.81%
Bed, Bath and Beyond (5)	2	810	2.30%	91,435	2.43%
Retail Ventures, Inc (DSW Warehouse)	2	790	2.24%	49,699	1.32%
Dominick's Finer Foods	1	757	2.15%	63,111	1.68%
Kroger	1	683	1.94%	63,743	1.69%
Roundy’s	1	649	1.84%	55,990	1.49%
PetSmart	2	632	1.80%	50,514	1.34%
Harlem Furniture	1	628	1.79%	27,932	0.74%
Border’s Books & Music	2	533	1.52%	45,370	1.20%
The Sports Authority	1	489	1.39%	44,495	1.18%
Nordstrom Rack	1	425	1.21%	34,833	0.93%
K-Mart	1	406	1.15%	86,479	2.30%
K & G Superstore	1	402	1.14%	36,511	0.97%
Justice	3	399	1.13%	16,100	0.43%
Ulta	2	387	1.10%	21,361	0.57%
Total		$ 19,284	54.79%	1,565,014	41.58%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes Jewel and Cub Foods
(3) Includes TJ Maxx, Marshall’s and A.J. Wright Stores
(4) Annualized rent shown includes joint venture partner’s pro rata share
(5) Includes Bed, Bath & Beyond and Buy, Buy Baby

(In thousands except per share and square footage data)

Significant Retail Tenants (Total) (1)

Tenant Name	Number of Stores		Annual Base Rent (2)	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (3)	16	$	10,815	7.17%	1,028,950	7.21%
Dominick's Finer Foods	8		6,258	4.15%	527,671	3.70%
TJX Companies, Inc. (4)	15		4,837	3.20%	487,580	3.42%
Roundy’s	7		4,547	3.01%	433,625	3.04%
Carmax	2		4,021	2.66%	187,851	1.32%
PetSmart	11		3,498	2.32%	267,138	1.87%
Kroger	6		3,362	2.23%	370,743	2.60%
Best Buy	4		2,462	1.63%	183,757	1.29%
The Sports Authority	4		2,340	1.55%	179,364	1.26%
The GAP	8		1,848	1.22%	136,420	0.96%
Retail Ventures, Inc (DSW Warehouse)	4		1,777	1.18%	95,915	0.67%
Michael’s	8		1,729	1.15%	178,048	1.25%
OfficeMax	6		1,719	1.14%	144,596	1.01%
Bed, Bath & Beyond (5)	4		1,632	1.08%	164,235	1.15%
Office Depot	7		1,599	1.06%	163,540	1.15%
Barnes & Noble	4		1,557	1.03%	92,223	0.65%
Dick’s Sporting Goods	2		1,552	1.03%	165,000	1.16%
Total		$	55,553	36.81%	4,806,656	33.71%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner’s pro rata share
(3) Includes Jewel and Cub Foods
(4) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores
(5) Includes Bed, Bath & Beyond and Buy, Buy Baby

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
M-T-M	1	10,806	0.11%	$ 35	0.03%	$ 3.24
2010	4	104,985	1.11%	640	0.52%	6.10
2011	26	706,538	7.45%	7,172	5.85%	10.15
2012	23	513,476	5.42%	5,455	4.45%	10.62
2013	31	833,543	8.79%	8,063	6.58%	9.67
2014	24	861,692	9.09%	9,460	7.72%	10.98
2015	18	458,709	4.84%	4,622	3.77%	10.08
2016	9	215,435	2.27%	2,975	2.43%	13.81
2017	18	860,761	9.08%	10,431	8.51%	12.12
2018	8	367,877	3.88%	4,343	3.54%	11.80
2019+	45	2,017,862	21.28%	23,406	19.09%	11.60
TOTAL/WEIGHTED AVERAGE	207	6,951,684	73.32%	$ 76,602	62.49%	$ 11.02
ALL NON-ANCHOR LEASES (1)						
M-T-M	6	15,806	0.17%	$ 187	0.15%	$ 11.83
2010	75	167,045	1.76%	2,771	2.26%	16.59
2011	146	380,446	4.01%	6,431	5.25%	16.90
2012	178	439,953	4.64%	7,910	6.45%	17.98
2013	167	446,146	4.71%	8,273	6.75%	18.54
2014	118	300,143	3.17%	5,195	4.24%	17.31
2015	110	285,165	3.01%	5,571	4.54%	19.54
2016	31	95,637	1.01%	2,006	1.64%	20.98
2017	19	85,455	0.90%	1,422	1.16%	16.64
2018	21	72,688	0.77%	1,730	1.41%	23.80
2019+	61	240,182	2.53%	4,482	3.66%	18.66
TOTAL/WEIGHTED AVERAGE	932	2,528,666	26.68%	$ 45,978	37.51%	$ 18.18
ALL LEASES						
M-T-M	7	26,612	0.28%	$ 222	0.18%	$ 8.38
2010	79	272,030	2.87%	3,411	2.78%	12.54
2011	172	1,086,984	11.46%	13,603	11.10%	12.51
2012	201	953,429	10.06%	13,365	10.90%	14.02
2013	198	1,279,689	13.50%	16,336	13.33%	12.76
2014	142	1,161,835	12.26%	14,655	11.96%	12.61
2015	128	743,874	7.85%	10,193	8.31%	13.70
2016	40	311,072	3.28%	4,981	4.07%	16.01
2017	37	946,216	9.98%	11,853	9.67%	12.53
2018	29	440,565	4.65%	6,073	4.95%	13.78
2019+	106	2,258,044	23.81%	27,888	22.75%	12.35
TOTAL/WEIGHTED AVERAGE	1,139	9,480,350	100.00%	$ 122,580	100.00%	$ 12.93

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(3) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated) (1)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (2)						
2010	2	38,187	1.10%	$ 538	1.18%	$ 14.09
2011	6	200,840	5.76%	1,622	3.56%	8.08
2012	3	105,112	3.02%	1,465	3.22%	13.94
2013	4	132,490	3.80%	1,693	3.72%	12.78
2014	8	232,182	6.66%	2,508	5.51%	10.80
2015	6	165,985	4.76%	1,922	4.22%	11.58
2016	6	167,928	4.82%	639	1.40%	3.81
2017	3	50,181	1.44%	334	0.73%	6.66
2018	10	1,004,757	28.83%	13,797	30.29%	13.73
2019+	14	717,955	20.60%	8,565	18.80%	11.93
TOTAL/WEIGHTED AVERAGE	62	2,815,617	80.79%	$ 33,083	72.63%	$ 11.75
ALL NON-ANCHOR LEASES (2)						
2010	21	41,888	1.20%	$ 958	2.10%	22.87
2011	26	78,307	2.25%	1,296	2.85%	16.55
2012	29	76,029	2.18%	1,676	3.68%	22.04
2013	23	58,865	1.69%	1,363	2.99%	23.15
2014	45	157,956	4.53%	2,990	6.56%	18.93
2015	36	113,081	3.24%	2,034	4.46%	17.98
2016	13	50,467	1.45%	691	1.52%	13.69
2017	5	26,976	0.77%	424	0.93%	15.72
2018	5	14,596	0.42%	389	0.85%	26.65
2019+	11	51,498	1.48%	652	1.43%	12.66
TOTAL/WEIGHTED AVERAGE	214	669,663	19.21%	$ 12,473	27.37%	$ 18.63
ALL LEASES						
2010	23	80,075	2.30%	1,496	3.28%	18.68
2011	32	279,147	8.01%	2,918	6.41%	10.45
2012	32	181,141	5.20%	3,141	6.90%	17.34
2013	27	191,355	5.49%	3,056	6.71%	15.97
2014	53	390,138	11.19%	5,498	12.07%	14.09
2015	42	279,066	8.00%	3,956	8.68%	14.17
2016	19	218,395	6.27%	1,330	2.92%	6.09
2017	8	77,157	2.21%	758	1.66%	9.82
2018	15	1,019,353	29.25%	14,186	31.14%	13.92
2019+	25	769,453	22.08%	9,217	20.23%	11.98
TOTAL/WEIGHTED AVERAGE	276	3,485,280	100.00%	$ 45,556	100.00%	$ 13.07

(1) Amounts in table include our joint venture partner's pro rata share
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total) (1)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (2)						
M-T-M	1	10,806	0.08%	$ 35	0.02%	$ 3.24
2010	6	143,172	1.10%	1,178	0.70%	8.23
2011	32	907,378	7.00%	8,794	5.23%	9.69
2012	26	618,588	4.77%	6,920	4.12%	11.19
2013	35	966,033	7.45%	9,756	5.80%	10.10
2014	32	1,093,874	8.44%	11,968	7.12%	10.94
2015	24	624,694	4.82%	6,544	3.89%	10.48
2016	15	383,363	2.96%	3,614	2.15%	9.43
2017	21	910,942	7.03%	10,765	6.40%	11.82
2018	18	1,372,634	10.59%	18,140	10.79%	13.22
2019+	59	2,735,817	21.10%	31,971	19.02%	11.69
TOTAL/WEIGHTED AVERAGE	269	9,767,301	75.34%	$ 109,685	65.24%	$ 11.23
ALL NON-ANCHOR LEASES (2)						
M-T-M	6	15,806	0.12%	$ 187	0.11%	$ 11.83
2010	96	208,933	1.61%	3,730	2.22%	17.85
2011	172	458,753	3.54%	7,727	4.60%	16.84
2012	207	515,982	3.98%	9,586	5.70%	18.58
2013	190	505,011	3.89%	9,635	5.73%	19.08
2014	163	458,099	3.53%	8,185	4.87%	17.87
2015	146	398,246	3.07%	7,605	4.52%	19.10
2016	44	146,104	1.13%	2,697	1.60%	18.46
2017	24	112,431	0.87%	1,846	1.10%	16.42
2018	26	87,284	0.67%	2,119	1.26%	24.28
2019+	72	291,680	2.25%	5,134	3.05%	17.60
TOTAL/WEIGHTED AVERAGE	1,146	3,198,329	24.66%	$ 58,451	34.76%	$ 18.28
ALL LEASES						
M-T-M	7	26,612	0.20%	$ 222	0.13%	$ 8.38
2010	102	352,105	2.71%	4,908	2.92%	13.94
2011	204	1,366,131	10.54%	16,521	9.83%	12.09
2012	233	1,134,570	8.75%	16,506	9.82%	14.55
2013	225	1,471,044	11.34%	19,391	11.53%	13.18
2014	195	1,551,973	11.97%	20,153	11.99%	12.99
2015	170	1,022,940	7.89%	14,149	8.41%	13.83
2016	59	529,467	4.09%	6,311	3.75%	11.92
2017	45	1,023,373	7.90%	12,611	7.50%	12.32
2018	44	1,459,918	11.26%	20,259	12.05%	13.88
2019+	131	3,027,497	23.35%	37,105	22.07%	12.26
TOTAL/WEIGHTED AVERAGE	1,415	12,965,630	100.00%	$ 168,136	100.00%	$ 12.97

(1) Amounts in table include our joint venture partner's pro rata share
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
(Consolidated)

New Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent	Increase/(Decrease)	
					Total Dollar	Percent
1Q2010	15	105,165	$ 1,140	$ 1,129	$ (11)	-1.0%
per square foot			$ 10.84	$ 10.74	$ (0.10)	
2Q2010	9	42,938	$ 715	$ 598	$ (117)	-16.4%
per square foot			$ 16.65	$ 13.93	$ (2.72)	
2010 Total	24	148,103	$ 1,855	$ 1,727	$ (128)	-6.9%
per square foot			$ 12.52	$ 11.66	$ (0.86)	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent	Increase/(Decrease)	
					Total Dollar	Percent
1Q2010	47	230,487	$ 2,994	$ 2,973	$ (21)	-0.7%
per square foot			$ 12.99	$ 12.90	$ (0.09)	
2Q2010	69	294,225	$ 3,794	$ 3,961	$ 167	4.4%
per square foot			$ 12.89	$ 13.46	$ 0.57	
2010 Total	116	524,712	$ 6,788	$ 6,934	$ 146	2.2%
per square foot			$ 12.94	$ 13.22	$ 0.28	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent
1Q2010	10	161,185	$ -	$ 1,144
per square foot			$ -	$ 7.10
2Q2010	19	82,621	$ -	$ 1,143
per square foot			$ -	$ 13.83
2010 Total	29	243,806	$ -	$ 2,287
per square foot			$ -	$ 9.38

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Unconsolidated)

New Lease Summary

| | | | | | | Increase/(Decrease) | |
	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent		Total Dollar	Percent
1Q2010	4	57,073	$ 798	$ 614	$	(184)	-23.1%
per square foot			$ 13.98	$ 10.76	$	(3.22)	
2Q2010	1	1,440	$ 38	$ 25	$	(13)	-34.2%
per square foot			$ 26.39	$ 17.36	$	(9.03)	
2010 Total	5	58,513	$ 836	$ 639	$	(197)	-23.6%
per square foot			$ 14.29	$ 10.92	$	(3.37)	

Renewal Lease Summary

| | | | | | | Increase/(Decrease) | |
	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent		Total Dollar	Percent
1Q2010	10	32,062	$ 557	$ 624	$	67	12.0%
per square foot			$ 17.37	$ 19.46	$	2.09	
2Q2010	10	58,000	$ 1,016	$ 1,068	$	52	5.1%
per square foot			$ 17.51	$ 18.41	$	0.90	
2010 Total	20	90,062	$ 1,573	$ 1,692	$	119	7.6%
per square foot			$ 17.46	$ 18.78	$	1.32	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary
(Unconsolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2010	2	10,543	$	-	$	203
per square foot			$	-	$	19.25
2Q2010	2	7,984	$	-	$	134
per square foot			$	-	$	16.78
2010 Total	4	18,527	$	-	$	337
per square foot			$	-	$	18.19

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Total)
New Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2010	19	162,238	$	1,938	$	1,742	$	(196)		-10.1%
per square foot			$	11.95	$	10.74	$	(1.21)		
2Q2010	10	44,378	$	753	$	623	$	(130)		-17.3%
per square foot			$	16.97	$	14.04	$	(2.93)		
2010 Total	29	206,616	$	2,691	$	2,365	$	(326)		-12.1%
per square foot			$	13.02	$	11.45	$	(1.57)		

Renewal Lease Summary

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2010	57	262,549	$	3,551	$	3,596	$	45		1.3%
per square foot			$	13.53	$	13.70	$	0.17		
2Q2010	79	352,225	$	4,809	$	5,028	$	219		4.6%
per square foot			$	13.65	$	14.27	$	0.62		
2010 Total	136	614,774	$	8,360	$	8,624	$	264		3.2%
per square foot			$	13.60	$	14.03	$	0.43		

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary (Total)

	Number	GLA		Total Former Average Base Rent		Total New Average Base Rent
1Q2010	12	171,728	$	-	$	1,346
per square foot			$	-	$	7.84
2Q2010	21	90,605	$	-	$	1,278
per square foot			$	-	$	14.11
2010 Total	33	262,333	$	-	$	2,624
per square foot			$	-	$	10.00

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2010
(In thousands except per share and square footage data)

2nd Quarter 2010 Leasing Activity
(Consolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		8	1	9
Gross Leasable Area (Sq.Ft.)		20,173	22,765	42,938
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.08	10.25	13.93

Renewals		Non-Anchors	Anchors	Total
Number of Leases		65	4	69
Gross Leasable Area (Sq.Ft.)		152,522	141,703	294,225
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.04	7.46	13.46

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		16	3	19
Gross Leasable Area (Sq.Ft.)		37,315	45,306	82,621
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	14.45	13.33	13.83

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		89	8	97
Gross Leasable Area (Sq.Ft.)		210,010	209,774	419,784
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.13	9.03	13.58

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2010
(In thousands except per share and square footage data)

2nd Quarter 2010 Leasing Activity

(Unconsolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		1	-	1
Gross Leasable Area (Sq.Ft.)		1,440	-	1,440
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.36	-	17.36

Renewals		Non-Anchors	Anchors	Total
Number of Leases		8	2	10
Gross Leasable Area (Sq.Ft.)		24,665	33,335	58,000
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	25.47	13.18	18.41

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		2	-	2
Gross Leasable Area (Sq.Ft.)		7,984	-	7,984
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.78	-	16.78

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		11	2	13
Gross Leasable Area (Sq.Ft.)		34,089	33,335	67,424
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	23.09	13.18	18.19

(1)   The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2)   Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2010
(In thousands except per share and square footage data)

2nd Quarter 2010 Leasing Activity (1)
(Total)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		9	1	10
Gross Leasable Area (Sq.Ft.)		21,613	22,765	44,378
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.04	10.25	14.04

Renewals		Non-Anchors	Anchors	Total
Number of Leases		73	6	79
Gross Leasable Area (Sq.Ft.)		177,187	175,038	352,225
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.94	8.55	14.27

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		18	3	21
Gross Leasable Area (Sq.Ft.)		45,299	45,306	90,605
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	14.87	13.33	14.11

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		100	10	110
Gross Leasable Area (Sq.Ft.)		244,099	243,109	487,208
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.83	9.60	14.22

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2010 and 2009
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and six months ended June 30, 2010 and 2009, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and six months ended June 30, 2010 and 2009. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income available to common stockholders.

		Three months ended June 30, 2010	Three months ended June 30, 2009	% Increase -Decreased	Six months ended June 30, 2010	Six months ended June 30, 2009	% Increase -Decreased
Rental income and additional income:							
"Same store" investment properties, 122 properties							
Rental income	$	28,755	30,274	-5.0%	57,440	61,028	-5.9%
Tenant recovery income		9,571	8,895	7.6%	22,430	22,504	-0.3%
Other property income		588	659	-10.8%	968	1,861	-48.0%
"Other investment properties							
Rental income		54	-		54	60	
Tenant recovery income		27	1		27	76	
Other property income		-	-		-	-	
Total rental income and additional income	$	**38,995**	**39,829**		**80,919**	**85,529**	
Property operating expenses:							
"Same store" investment properties, 122 properties							
Property operating expenses	$	4,542	4,681	-3.0%	12,715	12,934	-1.7%
Real estate tax expense		8,646	7,774	11.2%	17,186	15,872	8.3%
"Other investment properties"							
Property operating expenses		1	4		1	20	
Real estate tax expense		27	-		27	-	
Total property operating expenses	$	**13,216**	**12,459**		**29,929**	**28,826**	
Property net operating income (loss)							
"Same store" investment properties	$	25,726	27,373	-6.0%	50,937	56,587	-10.0%
"Other investment properties"		53	(3)		53	116	
Total property net operating income	$	**25,779**	**27,370**		**50,990**	**56,703**	
Other income:							
Straight-line rents		422	(272)		472	(440)	
Amortization of lease intangibles		(23)	19		(46)	42	
Other income		968	381		3,438	718	
Fee income from unconsolidated joint ventures		876	694		1,507	1,836	
Gain on sale of investment properties		-	-		-	341	
Gain on sale of joint venture interest		1,536	433		2,010	1,366	
Gain on extinguishment of debt		-	2,443		-	6,049	
Other expenses:							
Income tax benefit (expense) of taxable REIT subsidiary		(655)	55		(621)	(402)	
Bad debt expense		(1,635)	(1,851)		(3,714)	(2,606)	
Depreciation and amortization		(10,346)	(11,351)		(20,593)	(23,828)	
General and administrative expenses		(3,597)	(3,171)		(6,827)	(6,450)	
Interest expense		(7,145)	(8,674)		(15,080)	(18,501)	
Impairment of investment securities		-	(823)		-	(2,504)	
Provision for asset impairment		(12,540)	-		(17,991)	(1,824)	
Equity in loss of unconsolidated ventures		(1,023)	(1,536)		(3,599)	(2,106)	
Income (loss) from continuing operations		(7,383)	3,717		(10,054)	8,394	
Income from discontinued operations		536	448		548	2,541	
Net income (loss)		(6,847)	4,165		(9,506)	10,935	
Less: Net income attributable to the noncontrolling interest		(89)	(78)		(162)	(175)	
Net income (loss) available to common stockholders	$	(6,936)	4,087		(9,668)	10,760	

Inland Real Estate Corporation
Supplemental Financial Information
For the six months ended June 30, 2010
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built / Renovated
06/23/10	The Point at Clark	Chicago	IL	95,455	$ 28,816	7.74%	100%	DSW and Marshall's	1996

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain on Sale
04/30/10	Park Center Plaza (partial)	Tinley Park	IL	5,089	$ 845	$ 521

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ (1,807)	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	(1,721)	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	(81)	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	116,975	50.0%	278	5,950
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,991	50.0%	(2,068)	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,107	50.0%	(1,148)	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	188,213	50.0%	(1,192)	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	431	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	592,774	50.0%	20,513	15,340
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	105,642	50.0%	2,931	6,798
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	96,928	50.0%	4,766	4,669
02/15/06	IN Retail Fund, LLC	Algonquin Commons (2)	Algonquin	IL	537,469	50.0%	16,673	45,518
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	3,733	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,319	5,618
					2,807,121		$ 44,627	$ 131,048

Debt Schedule

Servicer	Property Name	Rate / Type	Maturity	Balance
Cohen Financial	Shoppes at Mill Creek	5.63% Fixed	March 2011	$ 8,510
Wachovia Securities	Orland Park Place	7.56% Fixed	July 2011	30,680
Prudential Insurance	Randall Square	5.35% Fixed	December 2011	16,500
Midland Loan Services	Chatham Ridge	4.94% Fixed	April 2012	15,000
Midland Loan Services	Woodfield Commons	4.94% Fixed	April 2012	17,500
Cohen Financial	Cobbler Crossing	5.21% Fixed	May 2012	8,200
Principal Capital	Greentree	5.29% Fixed	December 2012	6,600
Wachovia Securities	Mapleview Shopping Center	5.58% Fixed	April 2013	13,006
Wachovia Securities	Mapleview Shipping Center / Regal Showplace	5.66% Fixed	April 2013	2,559
Wachovia Securities	Regal Showplace	5.93% Fixed	April 2013	7,369
Principal Capital	Ravinia Plaza	6.08% Fixed	October 2013	11,238
TCF Bank	Marketplace at Six Corners	6.50% Fixed	September 2014	11,900
Wachovia Securities	Algonquin Commons	5.45% Fixed	November 2014	71,602
Wachovia Securities	Algonquin Commons	5.24% Fixed	November 2014	19,433
John Hancock Life Ins.	Thatcher Woods	5.83% Fixed	February 2015	13,500
Cohen Financial	Forest Lake Marketplace	5.86% Fixed	March 2015	8,500
Total / Weighted Average		5.74% Fixed		$ 262,097

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for any amounts guaranteed under the loan documents.

(2) Subsequent to the end of the quarter, the Company assumed full ownership of this property and received a cash payment from our venture partner of approximately $12,000. The Company is solely responsible for funding any future capital or tenant improvement or other costs associated with the property.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Venture with Pine Tree Institutional Realty, LLC

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
04/02/07	PTI Ft. Wayne, LLC	Orchard Crossing	Ft. Wayne	IN	118,244	85%	$ 6,181	$ 13,111

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	4.35% Variable	June 2011	$ 15,425

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	12Acres	40.0%	$ 5,101	$ -

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	29 Acres	45.0%	$ 4,390	$ 15,229
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	20 Acres	45.0%	2,024	3,017
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	7,178	11,470
					112 Acres		$ 13,592	$ 29,716

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	4.35% Variable	June 2011	$ 13,408
Bank of America	1.85% Variable	October 2011	4,300
Bank of America	4.35% Variable	June 2011	3,550
Bank of America	4.35% Variable	June 2011	13,819
Total / Weighted Average	4.04% Variable		$ 35,077

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ -	$ -

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America (2)	2.70% Variable	September 2009	$ 9,052

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	$ 5,335	$ 2,295
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	6,391	6,375
					71 Acres		$ 11,726	$ 8,670

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Inland Boise, LLC	6.00% Variable	October 2012	$ 2,700
National City Bank	4.35% Variable	December 2010	7,500
Total / Weighted Average	4.79% Variable		$ 10,200

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statements purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents.
2) The company is engaged in discussions with the respective lender to extend or restructure this debt.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ -	$ 21,663

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	1.65% Variable	August 2010	$ 22,105

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
07/14/08	IRC/IREX Venture	Bank of America	Moosic	PA	300,000	28%	$ 4,789	$ 7,060
07/14/08	IRC/IREX Venture	Bank of America	Las Vegas	NV	85,708	28%	1,369	4,146
07/14/08	IRC/IREX Venture	Bank of America	Hunt Valley	MD	377,332	10%	2,327	4,304
07/14/08	IRC/IREX Venture	Bank of America	Rio Ranch	NM	76,768	10%	473	723
					839,808		$ 8,958	$ 16,233

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Parkway Bank	5.60% Fixed	July 2013	$ 25,213
Parkway Bank	5.60% Fixed	July 2013	14,807
Parkway Bank	5.60% Fixed	July 2013	43,044
Parkway Bank	5.60% Fixed	July 2013	7,236
Total / Weighted Average	5.60% Fixed		$ 90,300

(1) IRC's pro rata share of debt is calculated using the current ownership percentage in each asset and as this debt is nonrecourse, IRC is not financially obligated for the outstanding amounts.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest (1)	Projected Owned GLA	Projected Total GLA	Current Occupancy	Total Estimated Project Cost	Net Cost Incurred as of June 30, 2010	Major Tenants and Non-owned Anchors
Active Development Projects								
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	22,527	265,027	56.1%	$ 10,968	$ 8,480	Wal-Mart (non-owned) Walgreen's (non-owned)
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	91,391	91,391	-	13,847	5,730	Albertson's (non-owned)
Totals/Weighted Average			113,918	356,418	11.1%	$ 24,815	$ 14,210	
Land Held for Development								
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	62,056	182,056	61.3%	$ 32,020	$ 29,181	Target (non-owned) JC Penney (non-owned) Best Buy La-Z-Boy (non-owned)
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	150,416	215,416	-	23,344	9,073	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	100,000	375,000	-	41,330	25,917	Target (non-owned) JC Penney (non-owned)
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	275,000	535,000	-	98,414	30,346	-
Tuscany Village – FL Paradise	Orlando	15%	106,145	318,770	-	40,654	17,288	-
Lantern Commons PTI Westfield, LLC	Indianapolis	85%	201,000	450,000	-	57,537	20,895	-
Totals/Weighted Average			894,617	2,076,242	4.3%	$ 293,299	$ 132,700	

(1) The Company owns the development properties through joint ventures and earns a preferred return on its invested capital. After the preferred return is allocated, the Company is allocated it's pro rata share of earnings.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IREX Joint Venture Property Status (1)

Property	Location	% TIC Ownership		Pro Rata Share of Acquisition Fee	Acquisition Fee Earned for the Six months ended June 30, 2010
Bank of America (2)	Moosic, PA	72%	$	1,397	210
Bank of America (2)	Las Vegas, NV	72%		-	-
Bank of America (3)	Hunt Valley, MD	90%		1,726	351
Bank of America (3)	Rio Rancho, NM	90%		-	-
			$	3,123	561

(1) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting.
(2) The interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,397 for both properties.
(3) The interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,726 for both properties.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

	June 30, 2010 (unaudited)	December 31, 2009
Balance Sheet:		
Assets:		
Cash	$ 11,287	13,776
Investment in real estate, net	563,370	569,613
Construction in progress	89,590	95,832
Acquired lease intangibles, net	39,854	44,943
Accounts and rents receivable	14,807	20,138
Restricted cash	20,326	14,706
Leasing commissions, net	3,026	2,674
Loan fees, net	1,511	1,896
Other assets	10,687	9,457
Total assets	$ 754,458	773,035
Liabilities:		
Accounts payable and accrued expenses	$ 3,680	3,866
Acquired lease intangibles, net	5,243	5,657
Accrued interest	1,593	1,697
Accrued real estate taxes	14,462	14,488
Security and other deposits	497	499
Mortgage payable	444,256	448,216
Prepaid rents and unearned income	9,774	2,167
Other liabilities	9,485	17,365
Total liabilities	488,990	493,955
Total equity	265,468	279,080
Total liabilities and equity	$ 754,458	773,035
Investment in and advances to unconsolidated joint ventures	$ 91,525	125,189

Unconsolidated joint ventures had mortgages payable of $444,256 and $448,216 as of June 30, 2010 and December 31, 2009, respectively. The Company’s proportionate share of these loans was $220,441 and $240,632 as of June 30, 2010 and December 31, 2009, respectively. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Supplemental Financial Information
For the three months ended June 30, 2010
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Revenues:				
Rental income	$ 12,138	12,604	24,755	25,597
Tenant recoveries	4,068	3,950	8,702	8,940
Other property income	103	48	253	154
Total revenues	16,309	16,602	33,710	34,691
Expenses:				
Property operating expenses	2,324	2,774	5,196	6,959
Real estate tax expense	3,726	3,595	7,630	7,271
Depreciation and amortization	7,304	8,875	14,843	16,032
Provision for impairment	-	-	5,550	-
General and administrative expenses	42	56	76	105
Total expenses	13,396	15,300	33,295	30,367
Operating income	2,913	1,302	415	4,324
Other income (expense)	(831)	380	439	970
Interest expense	(5,805)	(5,332)	(11,838)	(10,746)
Loss from continuing operations	$ (3,723)	(3,650)	(10,984)	(5,452)
IRC's pro rata share (a)	$ (1,023)	(1,536)	(3,599)	(2,106)

(a)   IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

Property List

As of June 30, 2010, we owned 123 investment properties, comprised of 25 single-user retail properties, 54 Neighborhood Retail Centers, 18 Community Centers, and 26 Power Centers. These investment properties are located in the states of Florida (1), Illinois (75), Indiana (6), Michigan (1), Minnesota (28), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (6). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single-User					
Bally Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally Total Fitness
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (sublet to Great Escape)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100% (2)	Cub Foods (2)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100% (2)	Cub Foods (2)
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Food 4 Less Hammond, IN	71,313	05/99	1999	100%	Dominick's Finer Foods (sublet to Food 4 Less)
Glendale Heights Retail Glendale Heights, IL	68,879	09/97	1997	100% (2)	Dominick's Finer Foods (2)
Grand Traverse Crossings Traverse City, MI	21,337	01/99	1998	0%	None
Hammond Mills Hammond, IN	7,488	12/98	1998	0%	None
Home Goods Riverdale Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Homewood Plaza Homewood, IL	19,000	02/98	1993	100% (2)	Office Depot (2)
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single-User					
PetSmart Gurnee, IL	25,692	04/01	1997	100%	PetSmart
Pic 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pic 'N Save
Rite-Aid Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Schaumburg Golf Road Retail Schaumburg, IL	9,988	09/99	1998	0%	None
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (3)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	87%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	94%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	100%	Buehler's Food Markets
Butera Market Naperville, IL	67,632	03/95	1991	93% (2)	Butera Finer Foods
Byerly's Burnsville Burnsville, MN	72,339	09/99	1988	98%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	93%	Strack & Van Til
Cliff Lake Centre Eagan, MN	74,182	09/99	1988	87%	None
Downers Grove Market Downers Grove, IL	103,419	03/98	1998	97%	Dominick's Finer Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Eastgate Center Lombard, IL	129,101	07/98	1959 / 2000	81%	Schroeder's Ace Hardware Illinois Secretary of State
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	85%	Knowlan's Super Market
Elmhurst City Centre Elmhurst, IL	39,090	02/98	1994	94%	Walgreen's (3)
Gateway Square Hinsdale, IL	40,170	03/99	1985	83%	None
Golf Road Plaza Niles, IL	25,992	04/97	1982	87%	None
Grand Hunt Center Outlot Gurnee, IL	21,194	12/96	1996	100%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	97% (2)	The Tile Shop
Hawthorn Village Commons Vernon Hills, IL	98,806	08/96	1979	97%	Dominick's Finer Foods Deal's
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	82%	None
Iroquois Center Naperville, IL	140,981	12/97	1983	90% (2)	Sears Logistics Services (2) Planet Fitness Xilin Association Big Lots
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	89% (2)	Food 4 Less
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	97%	Rainbow
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	Giant Eagle, Inc
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	90%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	94%	Go Play
Northgate Center Sheboygan, WI	73,647	04/05	2003	96%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	87%	Food 4 Less Murray's Discount Auto

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Oak Forest Commons III Oak Forest, IL	7,424	06/99	1999	24%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	32%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	94%	Dollar Tree Look Good, Do Good
Orland Park Retail Orland Park, IL	8,500	02/98	1997	16%	None
Park Square Brooklyn Park, MN	136,664	08/02	1986 / 1988	100%	Fashion Bug Rainbow
Park St. Claire Schaumburg, IL	11,859	12/96	1994	100%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
River Square Naperville, IL	58,260	06/97	1988	69%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	100% (2)	Kroger Fashion Bug
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's Beverage Depot
Rose Plaza East Naperville, IL	11,658	01/00	1999	100%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	71%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	94%	Sears Hardware
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	100%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	89%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	98%	Michael's Fresh Market
Six Corners Plaza Chicago, IL	80,596	10/96	1966/2005	72%	Bally Total Fitness
St. James Crossing Westmont, IL	49,994	03/98	1990	79%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Stuart's Crossing St. Charles, IL	85,529	08/98	1999	93%	Jewel Food Stores
The Shops of Plymouth Town Center Plymouth, MN	84,003	03/99	1991	98%	Cub Foods
Townes Crossing Oswego, IL	105,989	08/02	1988	93%	Jewel Food Stores
Wauconda Crossings Wauconda, IL	90,290	08/06	1997	96% (2)	Dominick's Finer Foods (2) Walgreen's
Wauconda Shopping Center Wauconda, IL	34,137	05/98	1988	93%	Dollar Tree
Westriver Crossings Joliet, IL	32,452	08/99	1999	77%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	93%	Walgreen's (sublet to Frattalone's Hardware)
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	88%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	25%	None
Bergen Plaza Oakdale, MN	258,720	04/98	1978	92%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	55%	Dress Barn Barnes & Noble
Burnsville Crossing Burnsville, MN	97,210	09/99	1989	61%	PetSmart
Chestnut Court Darien, IL	170,027	03/98	1987	82% (2)	Office Depot (2) X-Sport Gym Loyola Medical Center Factory Card Outlet
Four Flaggs Niles, IL	304,684	11/02	1973 / 1998	89% (2)	Ashley Furniture Jewel Food Stores Global Rehabilitation Sweet Home Furniture JoAnn Fabrics Office Depot PetSmart
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Community Centers					
Lake Park Plaza Michigan City, IN	115,082	02/98	1990	86% (2)	Jo Ann Fabrics Hobby Lobby Factory Card Outlet Big R
Oliver Square West Chicago, IL	77,637	01/98	1990	58%	Tampico Fresh Market
Park Center Tinley Park, IL	189,390	12/98	1988	69%	Euro Fresh Market Mattress Zone Outlet Chuck E. Cheese Old Country Buffet
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow PetSmart Office Max Old Navy Party City
Skokie Fashion Square Skokie, IL	84,580	12/97	1984	50%	None
Skokie Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
The Plaza Brookfield, WI	107,952	02/99	1985	94%	CVS Guitar Center Hooters of America
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100% (2)	Marshall's Factory Card Outlet (2)
Village Ten Center Coon Rapids, MN	211,472	08/03	2002	98%	Lifetime Fitness Cub Foods Dollar Tree
Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	94%	Dominick's Finer Foods Jewish Community Center
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	86%	Staples PetSmart Famous Footwear Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	99%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot
Deer Trace Kohler, WI	149,881	07/02	2000	94%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,922	10/98	1995	87%	Cinemark PetSmart Barnes & Noble Old Navy MC Sports Old Country Buffet
Joliet Commons Phase II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	68% (2)	Sam's Club (2) Bargain Books
Mankato Heights Mankato, MN	155,173	04/03	2002	99%	TJ Maxx Michael's Old Navy Pier One Petco Famous Footwear
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	83% (2)	X-Sport Gym Office Depot (2) The Sports Authority Best Buy
Naper West Naperville, IL	214,812	12/97	1985	88%	Lifestyles by Interiors, Etc Barrett's Home Theater Store JoAnn Fabrics
Orland Park Place Outlots Orland Park, IL	11,900	08/07	2007	0%	None
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	50%	Staples TREK Bicycle Store
Park Place Plaza St. Louis Park, MN	88,999	09/99	1997/2006	100%	Office Max PetSmart

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	98%	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy Petco Famous Footwear
Riverdale Commons Coon Rapids, MN	175,802	09/99	1999	100%	Rainbow The Sports Authority Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	94%	Best Buy AMC Showplace Theaters Office Depot TJ Maxx PetSmart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	100%	Staples PetSmart
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	97%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	85%	Ashley Furniture DSW Shoe Warehouse
Shakopee Outlot Shakopee, MN	12,285	03/06	2007	85%	None
Shakopee Valley Marketplace Shakopee, MN	146,430	12/02	2000 / 2001	100%	Kohl's Office Max
Shoppes at Grayhawk Omaha, NE	81,000	02/06	2001/2004	82%	Michael's
Shops at Orchard Place Skokie, IL	159,091	12/02	2000	99%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Centers					
The Point at Clark Chicago, IL	95,455	06/10	1996	100% (2)	DSW Marshall's
University Crossings Mishawaka, IN	111,651	10/03	2003	95%	Marshall's Petco Dollar Tree Stores Pier One Imports Ross Medical Education Center
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	98%	Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal)
Total	10,497,625			90%	

As of June 30, 2010, we owned 19 investment properties through our joint ventures, comprised of 4 Single User, 7 Neighborhood Retail Centers, 4 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (12), Indiana (1), Maryland (1), Minnesota (1), Nevada (1), New Mexico (1), Pennsylvania (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Single User					
Bank of America Hunt Valley, MD	377,332	07/08	1972/1997	100%	Bank of America
Bank of America Las Vegas, NV	85,708	07/08	1995	100%	Bank of America
Bank of America Rio Rancho, NM	76,768	07/08	1996	100%	Bank of America
Bank of America Moosic, PA	300,000	07/08	1995	100%	Bank of America
Neighborhood Retail Centers					
Cobbler Crossing Elgin, IL	102,643	05/97	1993	95%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	98%	MGM Liquor Warehouse Cub Foods
Mapleview Grayslake, IL	105,642	03/05	2000 / 2005	91% (2)	Jewel Food Stores

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Neighborhood Retail Centers					
Marketplace at Six Corners Chicago, IL	116,975	11/98	1997	100%	Jewel Food Store Marshall's Dept. Store
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	96%	Borders Pier 1 Imports House of Brides
Regal Showplace Crystal Lake, IL	96,928	03/05	1998	100%	Regal Cinemas
The Shoppes at Mill Creek Palos Park, IL	102,422	03/98	1989	94% (2)	Jewel Food Store
Community Centers					
Chatham Ridge Chicago, IL	175,991	02/00	1999	99%	Food 4 Less Marshall's Dept. Store Bally Total Fitness
Greentree Centre & Outlot Caledonia, WI	169,268	02/05	1990/1993	97%	Pic n Save K-Mart
Orchard Crossing Fort Wayne, IN	118,244	04/07	200/	82%	Dollar Tree Gordman's
Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	88%	Walgreen's A.J. Wright Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods
Lifestyle Centers					
Algonquin Commons Algonquin, IL	537,469	02/06	2004/2005	76% (2)	PetSmart Office Max Border's Pottery Barn Old Navy DSW Warehouse Discovery Dick's Sporting Goods Trader Joe's Ulta

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (1)
Power Center					
Orland Park Place Orland Park, IL	592,774	04/05	1980/1999	90%	K & G Superstore Old Navy Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's
Randall Square Geneva, IL	216,107	05/99	1999	89%	Marshall's Dept. Store Bed, Bath & Beyond Old Navy Factory Card Outlet Famous Footwear PetSmart Michaels Stores
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975 1997	98%	Toys R Us Luna Carpets Discovery Clothing Harlem Furniture REI Hobby Lobby
Total	3,765,173			92%	
Total /Weighted Average	14,262,798			91%	

(1)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may
be different than the tenant name on the lease.

(2)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These
tenants continue to pay an amount equal to the contractual obligations under their lease.

(3)   Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease
expiration date.